FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of February 2006
                                1 February 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Interim Results released on 1 February 2006



                                                                 1 February 2006

                     BRITISH SKY BROADCASTING GROUP PLC
               Results for the six months ended 31 December 2005

BSkyB announces the highest net subscriber growth for three years, record growth in Sky+ and Multiroom households and a 16% increase in operating profit to
                                   GBP414 million

Operating highlights

- Net DTH subscriber growth of 215,000 (2004: 192,000) in the quarter to
  8.1 million (2004: 7.6 million)

- Sky+ households increased by 254,000 (2004: 168,000) in the quarter to 1,281,000 (2004: 642,000), 16% penetration of total DTH subscribers

- Multiroom households increased by 158,000 (2004: 116,000) in the quarter to 906,000 (2004: 473,000), 11% penetration of total DTH subscribers

- Completion of Easynet acquisition enhances growth potential and positions the Group to deliver further value for customers and shareholders

- Successful launch of new services enable millions of Sky digital viewers to access content through their mobile and PC


Financial highlights

- Revenue increased by 9% to GBP2,136 million

- Gross margin expanded by three percentage points to 62%

- Operating profit increased by 16% to GBP414 million, a margin of 19%

- Profit for the period increased by 12% to GBP274 million

- Earnings per share increased by 17% to 14.9 pence

- Free cashflow increased by 29% to GBP318 million

- Interim dividend of 5.5 pence per share declared, an increase of 38%


James Murdoch, Chief Executive said:

"The business is moving forward on all fronts, including strong growth in earnings and cash flow. In the last quarter, more customers joined Sky than at any time in the last three years and we've seen record growth in Sky+ and Multiroom households. Now nearly one in three families chooses Sky.

This year, we'll push the bar further with the launch of high-definition TV and our broadband service. We are well positioned to sustain our growth as existing and future customers tell us that Sky is their preferred brand for new entertainment and communications services. Results like these reinforce our confidence that we will achieve our goal of 10 million customers in 2010."


Results highlights

All financial results have been prepared in accordance with International
Financial Reporting Standards ("IFRS"), including comparatives.

Key subscriber information                2005        2004    Change   % Change
Net DTH subscriber additions(1)        215,000     192,000    23,000         12%
Total DTH subscribers(2)(3)(4)(5)    8,059,000   7,609,000   450,000          6%

Net Sky+ household additions(1)        254,000     168,000    86,000         51%
Total Sky+ households(2)             1,281,000     642,000   639,000        100%

Net Multiroom household
additions(1)(6)                        158,000     116,000    42,000         36%
Total Multiroom households(2)          906,000     473,000   433,000         92%


Income statement (GBPm)                      Six months to 31 December

                                          2005        2004    Change   % Change

Revenue                                  2,136       1,957       179          9%

Operating profit                           414         356        58         16%
Operating profit margin                   19.4%       18.2%      1.2%       6.6%

Profit before taxation                     390         343        47         14%

Profit for the period                      274         245        29         12%


Cash flow information (GBPm)                  Six months to 31 December

                                          2005        2004    Change   % Change

Cash generated from operations             514         407       107         26%

Net debt(2)(7)                             458         369       -89        -24%


Per share information (pence)              Six months to 31 December

                                          2005        2004    Change   % Change

Earnings per share                        14.9        12.7       2.2         17%


1.   In the three months to 31 December
2.   As at 31 December
3. Includes DTH subscribers in Republic of Ireland. (393,000, as at 31 December 2005, 347,000, as at 31 December 2004.)
4. DTH subscribers include only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.
5. DTH subscribers include subscribers taking Sky packages via DSL through Kingston Interactive Television and Homechoice.
6.   Multiroom includes households subscribing to more than one digibox.
     (No additional units are counted for the second or any subsequent Multiroom subscriptions.)
7. Cash, cash-equivalents, short-term deposits, borrowings and borrowings related financial instruments

Enquiries:

Analysts/Investors:

Andrew Griffith                               Tel: 020 7705 3118
Robert Kingston                               Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Matthew Anderson                              Tel: 020 7705 3267
Robert Fraser                                 Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com

Finsbury:

Alice Macandrew                               Tel: 020 7251 3801


There will be a presentation to analysts and investors at 09:30 a.m. (GMT) today at the LSE, 10 Paternoster Square, London, EC4M 7LS.

A conference call for US analysts and investors will be held at 10:00 a.m. (EST) today. Details of this call have been sent to North American institutions and can be obtained from John Sutton at Taylor Rafferty on +1 212 889 4350.

A live webcast of the presentation to analysts and investors, together with this press release, will be available today on Sky's corporate website which may be found at www.sky.com/corporate. Interviews with James Murdoch, CEO and Jeremy Darroch, CFO, in audio / video and transcript will be available from 7:00 a.m. today at www.sky.com/corporate and www.cantos.com.

OVERVIEW

During the three months ended 31 December 2005 ("the quarter"), Sky exceeded the target it set two and a half years ago of 8 million direct-to-home ("DTH") digital satellite subscribers by the end of calendar year 2005.

Over the same time period, Sky has expanded gross margin(1) by 12 percentage points to 62%, operating profit margin by eight percentage points to 19% and has just recorded the sixteenth consecutive quarter of year on year growth in earnings per share(2).

Growth in the number of households subscribing to Sky+ and Multiroom has also accelerated over this two and a half year period. At 30 June 2003, one in every sixty-five Sky customers subscribed to Sky+. Today this ratio is one in six. The number of Multiroom households has also grown fivefold.

(1) Defined as revenue less total programming expenses as a proportion of revenue
(2) The financial results for the years ended 30 June 2003 and 2004 were prepared under UK GAAP

OUTLOOK

The Group delivered a strong performance in the six months ended 31 December 2005 ("the period") achieving core performance targets including subscriber growth, sales, operating profit and earnings per share. Operationally, the Group has continued to enhance the subscriber mix with 16% penetration of Sky+, 11% penetration of Multiroom and 73% of DTH customers subscribing to one or more premium channels.

After a strong focus on customer acquisition in the important pre-Christmas selling period, the priority for the first half of calendar 2006 will be on executing a number of key work streams that will support and strengthen Sky's capacity for growth and innovation, and enable the business to drive the pace of change in the industry. These include:

- Completing the migration of all eight million customers to the recently introduced CRM system, currently being used for new customers only;
- The national launch of high definition TV; and
- The development and preparatory work for the launch and roll-out of residential broadband services.

Against this background, and with the main benefits of these operational initiatives starting to accrue in the run up to Christmas 2006, the Group expects the phasing of subscriber growth to be weighted towards the second half of this calendar year. Continued growth is anticipated in both the remaining quarters of this financial year with the Group planning to add a total of around 100,000 net subscribers by 30 June 2006. Looking further out, the Group remains on track to achieve its medium-term targets of 10 million DTH subscribers in 2010, with 25% penetration of Sky+ and 30% penetration of Multiroom.

OPERATING REVIEW

At 31 December 2005, the total number of DTH digital satellite subscribers was 8,059,000, representing a net increase of 215,000 in the quarter, the highest net growth since the equivalent period three years ago. Gross DTH subscriber additions in the quarter increased by 15% year on year to 426,000, the highest rate of growth for five years.

During the three months ended 31 December 2005, over a quarter of a million households subscribed to Sky+ for the first time, taking the total number of Sky+ households to 1,281,000, 16% penetration of total DTH subscribers. 84% of customers state that Sky+ improves the quality of the TV programmes they watch and over half say that Sky+ had introduced them to programmes and subjects that they previously would not have watched. The Sky+ experience, which gives customers real choice and the flexibility to control and manage how they consume entertainment within the home continues to rate highly; four out of five customers rate their satisfaction at least '8' on a scale of '1' to '10' with one in three giving it the perfect '10' score(3).

Supported by the growth of Sky+, the number of households taking more than one subscription increased by a record 158,000 driving the total number of Multiroom households to 906,000, 11% penetration of total DTH subscribers. As with Sky+, Multiroom customers show increased levels of loyalty and a higher propensity to take premium channels.

Annualised average revenue per DTH subscriber ("ARPU") increased by GBP12 on the previous quarter to GBP397, principally benefiting from the changes to UK and Ireland retail pricing, which became effective on 1 September 2005.

DTH churn for the quarter (annualised) was 10.6%, a reduction of 1.1 percentage points on the previous quarter. This reflects the seasonal effect of Christmas and no price changes in the quarter. The Group is trialling a range of initiatives aimed at improving customer retention over time. These include a new welcome process, an improved customer information programme and greater use of predictive modelling to anticipate at risk customers. The Group's medium term target for churn remains around 10%, but it continues to expect churn for the 2006 financial year to be around 11%.

In a dynamic market place, as entertainment and communications converge, the Group continues to differentiate itself by evolving its entertainment-led proposition to give existing and future customers more choice and control over how, when and where they watch. Following the acquisition of Easynet, the Group is well positioned to extend its range of innovative products and services further and set the pace of change in this fast growing market place.

On 10 January 2006, the Sky by broadband service launched giving millions of Sky digital subscribers' access to hundreds of films and sporting highlights on their PC. The service, which enables eligible subscribers with a broadband connection to browse, download and manage content 'on demand' through an intuitive portal has shown encouraging usage since launch. In the first three weeks after launch around 52,000 customers joined the service, generating over 70,000 movie downloads. The most popular movie downloads were "Layer Cake", "I Robot" and "The Girl Next Door".

Since launching Sky Mobile TV in partnership with Vodafone on 1 November 2005, 3G mobile customers have shown a strong appetite for the service during a three month free period, accessing more than five million unique streams of 'live' and 'made for mobile' content in the 10 weeks to 10 January 2006. It is anticipated that the service, which gives subscribers access to 19 channels, will be made available to other mobile networks later this calendar year. The Sky by mobile service, which is free of charge and exclusive to eligible Sky digital customers, also launched on 10 January 2006. Customers are able to enjoy sports, news and entertainment updates and videos on the move, manage their Sky Bet account and will be able to set their Sky+ box to record, remotely from their mobile phone later this calendar year.

On 28 November 2005, National Geographic announced that it would be the first broadcaster to join Sky's High Definition TV line-up. The channel's innovative and factual coverage of natural history, wildlife and science, combined with the enhanced picture quality, vibrant colour and sound of High Definition will be an exciting addition to the HD line-up. On 21 December 2005, Sky and Sony announced a major new marketing agreement to promote the HD revolution, raise customer awareness and provide increased value to customers ahead of the scheduled launch in the first half of this calendar year. A reported 700,000 'HD Ready' TV sets had been sold by the end of calendar 2005 and an estimated 2 million will have been sold by the end of calendar year 2006(4).

During the Christmas period, Multichannel television increased its viewing share from 29.6% to 31.7%(5) with the top three most watched programmes all being on Sky channels; Everton vs. Liverpool and Charlton vs. Arsenal in Premier League Football and the UK TV premiere of Shrek 2 on Christmas Day.

In 2005, Sky Sports offered more sport than ever before, broadcasting almost 40,000 hours of coverage, with the six most televised sports all receiving increased air-time. Highlights during the quarter included exclusive PPV coverage of Ricky Hatton's victory in the boxing world title unification fight, the Darts World Championships and England's cricket tour to Pakistan, the 16th successive winter of Sky coverage. The year ahead brings an exciting schedule with exclusive coverage of golf's Ryder Cup in September, the England cricket team's defence of the Ashes starting in November and more imminently, exclusive coverage of Chelsea vs. Barcelona in the knock-out stages of football's UEFA Champions League on 22 February 2006.

On 31 October 2005, Sky Three was made available to Sky digital, freesat and Freeview households offering a mixed schedule that showcases programming from the Sky One library as well as original lifestyle commissions and travel documentaries from Sky Travel. The channel has performed well against recent channel entrants and has helped boost the combined share of the Sky One family and travel channels by 9% to 2.8% in multichannel homes.

(3) According to an independent survey prepared by ICM Research
(4) GFK / third party forecasts
(5) According to figures from the Broadcaster's Audience Research Board ("BARB")

FINANCIAL REVIEW

Revenue

Total revenues for the period increased by 9% over the six months ended 31 December 2004 ("the comparable period") to GBP2,136 million.

DTH revenues increased by 9% on the comparable period to GBP1,554 million. This was driven by 6% growth in the average number of DTH subscribers and a 3% increase in average DTH revenue per subscriber, principally due to the September 2005 price rise.

Wholesale revenues increased by 3% on the comparable period to GBP112 million, mainly due to the change in wholesale prices in September 2005.

Advertising revenue growth continued to outperform the UK television advertising sector driven by strong growth in Sky's overall share in this sector to 12.4%. Advertising revenue increased by 8% on the comparable period, substantially higher than sector growth of 1.4%, to GBP171 million. With the majority of agency deals now in place, the Group expects to exceed growth in the UK television advertising sector in 2006, as was achieved in 2005.

Total SkyBet revenues grew by 15% on the comparable period to GBP136 million. This was principally due to an increase in activity through Sky Vegas, following the launch of a number of new casino style games during the period.

Sky Active revenues of GBP46 million were in line with the comparable period. Growth in revenue from interactive advertising and enhanced TV were offset by a reduction in revenues from other areas of the business, including the SkyBuy retail service, which was wound down and closed in the final quarter of last financial year.

Other revenues increased by 18% on the comparable period to GBP117 million principally due to the growth in digibox revenues associated with the record sales in Sky+ and Multiroom, the Sky News channel five contract and revenue generated from Sky's Credit Card, 'SkyCard'.

Programming costs

Total programming costs were broadly flat on the comparable period, increasing by GBP4 million to GBP810 million. This resulted in a further increase in gross margin by three percentage points to 62%.

Sports costs increased by GBP7 million on the comparable period to GBP380 million due to an increased level of live coverage and a deeper sports offering following the addition of the new A1 Grand Prix competition and the UEFA Champions League qualifying football matches. The associated increase in costs was partially offset by the absence of the Ryder Cup, a bi-annual event, in the period.

Total movie costs decreased by GBP9 million on the comparable period to GBP159 million. The additional costs associated with a larger subscriber base were more than offset by the benefits of the weaker dollar and savings generated from recent contract renewals.

Third party channel costs reduced by GBP15 million on the comparable period to GBP167 million, reflecting a 13% saving in the cost per subscriber per month partially offset by 6% growth in the average number of DTH subscribers. This saving has been predominantly driven by the renewal, on improved terms, of a number of contracts.

Entertainment and news costs increased by GBP21 million on the comparable period to GBP104 million, reflecting the increased investment in Sky One programming and the incremental cost associated with the coverage of the hurricanes in America earlier this year.

Other operating expenses

Marketing costs increased by GBP68 million on the comparable period to GBP332 million. During the period, the group increased the level of gross additions by 15% year on year and enhanced the mix of new customers, with one in five taking Sky+, as opposed to one in nine last year. As a result of this activity, the blended subscriber acquisition cost for the period was GBP250. The Group also continued to drive the penetration of Sky+ and Multiroom to existing subscribers, with 60% more subscribers upgrading to Sky+ and 53% more upgrading to Multiroom compared to last year. Above the line marketing costs increased by GBP3 million on the comparable period to GBP46 million and retention and other marketing costs were GBP54 million, an increase of GBP8 million on the comparable period.

Subscriber management costs increased by GBP22 million to GBP215 million, principally due to higher call volumes associated with the increased sales activity and the first full quarter of CRM depreciation, following the launch of the new system on 1 September 2005.

The remaining other operating expenses increased by GBP27 million on the comparable period to GBP365 million, mainly due to the GBP18 million increase in betting costs, which increased in line with SkyBet revenues.

Operating profit increased by 16% on the comparable period to GBP414 million generating a one percentage point increase in operating profit margin to 19%.

After the Group's share of operating profits from joint ventures of GBP7 million and a net interest charge of GBP31 million, the Group made a profit before tax in the period of GBP390 million, up from GBP343 million for the comparable period.

Taxation

The total tax charge for the period was GBP116 million, comprising of a current tax charge of GBP93 million and a deferred tax charge of GBP23 million. The Group's underlying effective tax rate, which excludes the effect of joint ventures, moved from 31.4% for the comparable period to 30.1%, as a result of reduction in the overall level of profit and loss charges being disallowed for tax purposes.

The mainstream corporate tax liability for the period was GBP93 million and, in accordance with the quarterly instalment regime, GBP52 million was paid in January 2006.

Earnings

The Group's profit for the period increased by 12% to GBP274 million generating earnings per share of 14.9 pence, a 17% increase on the comparable period.

Cash Flow

Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased by 16% on the comparable period to GBP470 million. Following a working capital inflow of GBP44 million, the Group generated a cash inflow from operations of GBP514 million, up from GBP407 million for the comparable period. After taxation of GBP76 million, net interest payable of GBP28 million, net proceeds from joint ventures of GBP2 million and capital expenditure of GBP94 million, the Group generated GBP318 million of free cashflow, an increase of 29% on the comparable period. After returns of GBP330 million to shareholders, comprising of GBP92 million through the ordinary dividend and GBP238 million through the share buy-back programme (excluding GBP2 million of stamp duty and commissions), fixed asset investments of GBP51 million and other items(6), the Group's net debt position increased to GBP458 million as at 31 December 2005.

(6) Includes share option exercise proceeds, the revaluation of long-term borrowings and borrowing-related financial derivatives

CORPORATE

In light of the continued cash generative nature of the Group and reflecting the strong future prospects of the business, the Board has decided to adjust the Company's dividend policy whilst ensuring a flexible capital structure. Accordingly the Board aims to reduce the Company's target dividend cover from approximately 3.0 times to approximately 2.5 times. In line with this policy, the Directors are declaring an interim dividend of 5.5 pence per Ordinary Share, an increase of 38% on the prior year. The ex-dividend date will be 29 March 2006 and the dividend will be paid on 25 April 2006 to shareholders of record on 31 March 2006.

On 6 January 2006, the directors of BSkyB announced that all conditions of the cash offer for Easynet Group Plc had been satisfied or waived, and accordingly the offer was declared unconditional in all respects.

On 12 January 2006, the directors of BSkyB announced their intention to exercise their right, pursuant to the provisions of sections 428 and 430F of the Companies Act to acquire compulsorily the outstanding Easynet shares to which the offer relates under the same terms as the offer.

Jacques Nasser has stepped down as Chairman of the Remuneration Committee and will be replaced as Chairman by Nicholas Ferguson, with immediate effect. Mr Nasser will however, remain as a member of the Remuneration Committee.

Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, operating results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with regard to the potential for growth of free-to-air and pay-TV, advertising growth, DTH subscriber growth and Multiroom and Sky+ penetration, DTH revenue, profitability and margin growth, cash flow generation, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the UK and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Annual Report on form 20-F for the year ended 30 June 2005. Copies of the Annual Report on form 20-F are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Appendix 1

Subscribers to Sky Channels

                       Prior year Q2           Q1 2005/06           Q2 2005/06
                               as at                as at                as at
                            31/12/04             30/09/05             31/12/05
DTH homes1,2 3             7,609,000            7,844,000            8,059,000

Total TV homes
in the UK and
Ireland4                  26,249,000           26,417,000           26,585,000

DTH homes as a
percentage of
total UK and
Ireland TV homes                  29%                  30%                  30%

Cable - UK                 3,292,000            3,281,000            3,292,000
Cable - Ireland              584,000              588,000              597,000
Total Sky pay homes       11,485,000           11,713,000           11,948,000
Total Sky pay homes
as a percentage of
total UK and
Ireland TV homes                  44%                  44%                  45%

Sky+ homes                   642,000            1,027,000            1,281,000

Multiroom homes5             473,000              748,000              906,000

DTT - UK6                  4,216,000            5,316,000            6,363,000

1: Includes DTH subscribers in Republic of Ireland. (393,000, as at 31 December
   2005, 347,000 as at 31 December 2004.)
2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.
3: DTH homes include subscribers taking Sky packages via DSL through Kingston
   Interactive Television and Homechoice.
4: Total UK homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 1 January 2006). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July with results available in September (latest figures as at July 2005).
5: Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions.)
6: DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 1 January 2006). These include Sky or Cable homes that already take multi-channel TV.


Appendix 2

Glossary

Useful           Description
definitions

ARPU Average Revenue Per User: the amount spent by the Group's residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised

Churn The rate at which subscribers relinquish their subscriptions, expressed as a percentage of total subscribers

CRM              Customer Relationship Management

Digibox          Digital satellite reception equipment

EBITDA Earnings before interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets

Effective tax    Taxation divided by profit before taxation
rate

Free cash flow   Cash generated from operations less net interest paid, taxation paid, purchase of property, plant & equipment and intangible assets plus net proceeds from joint ventures and associates

Gross margin     Revenue less programming expenses as a proportion of revenue.

HD               High Definition

Mainstream       Current corporation tax charge for the year.
corporation tax
liability

Multichannel     Share of viewers of non-analogue terrestrial television.
viewing share

Multiroom        Installation of one or more additional digiboxes in the
                 household of an existing DTH subscriber.

Net debt Cash, cash-equivalents, short-term deposits, borrowings and borrowings related derivative financial instruments.

PVR Personal Video Recorder: Digital TV receiver which utilises a built in hard disk drive to enable viewers to record without videotapes, pause live TV, and record one programme while watching another.

Sky + Sky's fully-integrated Personal Video Recorder (PVR) and satellite decoder.

Underlying       Taxation divided by profit before taxation, excluding the
effective tax    effect of joint ventures and in respect of adjustments in prior
rate             years

Viewing share    Number of people viewing a channel as a percentage of total viewing audience



Consolidated Income Statement for the half year ended 31 December 2005

                                             2005/06       2004/05     2004/05
                                           Half year     Half year   Full year
                                                GBPm          GBPm        GBPm
                                 Notes    (unaudited)   (unaudited)   (audited)
------------------------------   -----   -----------   -----------   ---------
Revenue                              2         2,136         1,957       4,071
Operating expenses                   3        (1,722)       (1,601)     (3,249)
------------------------------   -----   -----------   -----------   ---------
EBITDA                                           470           404         914
Depreciation and amortisation                    (56)          (48)        (92)
------------------------------   -----   -----------   -----------   ---------
Operating profit                                 414           356         822
------------------------------   -----   -----------   -----------   ---------
Share of results of joint
ventures and associates                            7             8          14
Investment income                                 20            15          29
Finance costs                                    (51)          (45)        (87)
Profit on disposal of joint
venture                                            -             9           9
Profit before tax                                390           343         787
------------------------------   -----   -----------   -----------   ---------
Taxation                             4          (116)          (98)       (209)
Profit for the period                            274           245         578
==============================   =====   ===========   ===========   =========
Earnings per share from profit
for the period
Basic and diluted (in pence)         5          14.9p         12.7p       30.2p
------------------------------   -----   -----------   -----------   ---------



All profit for the period is attributable to equity holders of the parent.

All results relate to continuing operations.

The accompanying notes are an integral part of this consolidated income statement.


Consolidated Income Statement for the quarter ended 31 December 2005

                                                       2005/06         2004/05
                                                  Three months    Three months
                                                      ended 31        ended 31
                                                      December        December
                                                          2005            2004
                                                          GBPm            GBPm
                                                    (unaudited)     (unaudited)
--------------------------------------------------   ---------       ---------
Revenue                                                  1,113           1,009
Operating expenses                                        (914)           (842)
--------------------------------------------------   ---------       ---------
EBITDA                                                     231             191
Depreciation and amortisation                              (32)            (24)
--------------------------------------------------   ---------       ---------
Operating profit                                           199             167
--------------------------------------------------   ---------       ---------
Share of results of joint ventures and associates            5               7
Investment income                                           12               8
Finance costs                                              (26)            (24)
Profit on disposal of joint venture                          -               9
Profit before tax                                          190             167
--------------------------------------------------   ---------       ---------
Taxation                                                   (56)            (44)
Profit for the period                                      134             123
==================================================   =========       =========
Earnings per share from profit for the period
Basic and diluted (in pence)                               7.3p            6.4p
--------------------------------------------------   ---------       ---------



All profit for the period is attributable to equity holders of the parent.

All results relate to continuing operations.


Consolidated Statement of Recognised Income and Expense for the half year ended 31 December 2005

                                             2005/06       2004/05      2004/05
                                           Half year     Half year    Full year
                                                GBPm          GBPm         GBPm
                                          (unaudited)   (unaudited)    (audited)
-----------------------------------------  ---------    ----------     --------
Profit for the period                            274           245          578
=========================================  =========    ==========     ========
Unrealised gains (losses) arising during
the period
Cash flow hedges                                  19           (78)         (22)
Tax on cash flow hedges                           (6)           23            6
                                                  13           (55)         (16)
-----------------------------------------  ---------    ----------     --------
Reclassified and reported in profit for
the period
(Gains) losses on cash flow hedges               (18)           54            4
Tax on cash flow hedges                            6           (16)          (1)
                                                 (12)           38            3
-----------------------------------------  ---------    ----------     --------
Net gains (losses) not recognised in
the Income Statement                               1           (17)         (13)
=========================================  =========    ==========     ========
Total recognised income for the period           275           228          565
=========================================  =========    ==========     ========


All recognised income for the period is attributable to equity holders of the parent.


Consolidated Balance Sheet as at 31 December 2005

                                        31 December   31 December     30 June
                                               2005          2004        2005
                                               GBPm          GBPm        GBPm
                                Notes    (unaudited)   (unaudited)   (audited)
------------------------------  -----    ----------    ----------    --------

Non-current assets
Goodwill                                        417           417         417
Intangible assets                               221           169         202
Property, plant and equipment                   349           283         335
Investments in joint ventures
and associates                                   29            25          23
Available for sale investments                   52             2           2
Derivative financial assets                      13             8           9
Deferred tax assets                              79           131         105
                                              1,160         1,035       1,093
------------------------------  -----    ----------    ----------    --------
Current assets
Inventories                                     568           599         321
Trade and other receivables                     389           375         331
Derivative financial assets                      29             2          14
Short-term deposits                             764            65         194
Cash and cash equivalents                       889           642         503
                                              2,639         1,683       1,363
------------------------------  -----    ----------    ----------    --------
Total assets                                  3,799         2,718       2,456
==============================  =====    ==========    ==========     =======

Current liabilities
Borrowings                                      174             -           -
Trade and other payables                      1,376         1,242       1,031
Derivative financial
liabilities                                      26            41           6
Current tax liabilities                         116           110         100
Provisions                                        6             1          13
                                              1,698         1,394       1,150
------------------------------  -----    ----------    ----------    --------
Non-current liabilities
Borrowings                                    1,854           911         982
Other payables                                   23            27          25
Derivative financial
liabilities                                      80           173         112
                                              1,957         1,111       1,119
------------------------------  -----    ----------    ----------    --------
Total liabilities                             3,655         2,505       2,269
------------------------------  -----    ----------    ----------    --------
Shareholders' equity                7           144           213         187
------------------------------  -----    ----------    ----------    --------
Total liabilities and
shareholders' equity                          3,799         2,718       2,456
==============================  =====    ==========    ==========     =======


The accompanying notes are an integral part of this consolidated balance sheet.



Consolidated Cash Flow Statement for the half year ended 31 December 2005

                                             2005/06       2004/05     2004/05
                                           Half year     Half year   Full year
                                                GBPm          GBPm        GBPm
                                 Notes    (unaudited)   (unaudited)   (audited)
------------------------------   -----     ---------     ---------    --------
Cash flows from operating
activities
Cash generated from operations    8a             514           407         989
Interest received                                 16            17          28
Taxation paid                                    (76)          (28)       (103)
(Increase) decrease in
short-term deposits                             (570)           71         (60)

Net cash (used in) from
operating activities                            (116)          467         854
------------------------------   -----     ---------     ---------    --------
Cash flows from investing
activities
Funding to joint ventures and
associates                                        (2)           (4)         (4)
Repayments of funding from
joint ventures and associates                      1             6           8
Dividends received from joint
ventures and associates                            3             7          12
Proceeds from the sale of a
joint venture                                      -            14          14
Purchase of property, plant
and equipment                                    (58)          (60)       (149)
Purchase of intangible assets                    (36)          (63)        (92)
Purchase of available-for-sale
investments                                      (51)            -           -
Proceeds from the sale of
equity investments                                 -             -           1

Net cash used in investing
activities                                      (143)         (100)       (210)
------------------------------   -----     ---------     ---------    --------
Cash flows from financing
activities
Proceeds from issue of
guaranteed notes                  8b           1,014             -           -
Proceeds from disposal of
shares in Employee Share
Ownership Plan ("ESOP")                            7             2           4
Purchase of own shares for
ESOP                                               -             -         (14)
Share buy-back                                  (240)         (128)       (416)
Interest paid                                    (44)          (49)        (91)
Dividends paid to shareholders                   (92)          (63)       (138)

Net cash from (used in)
financing activities                             645          (238)       (655)
------------------------------   -----     ---------     ---------    --------
Effect of foreign exchange
rate changes                                       -             -           1

Net increase (decrease) in
cash and cash equivalents         8b             386           129         (10)
==============================   =====     =========     =========    ========

The accompanying notes are an integral part of this consolidated cash flow statement.


Notes to the interim accounts

1   Basis of preparation

The interim accounts for the half year ended 31 December 2005 were approved by the Board of Directors on 31 January 2006. The 2006 Annual Report & Accounts will contain the Group's first full financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union ("EU"). Accordingly, the unaudited accounts for the half year ended 31 December 2005 and the restatement of financial information for the year ended 30 June 2005 and the half year ended 31 December 2004 have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") as adopted by the EU.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2006, this date will be 2 July 2006, this being a 52 week year (Fiscal Year 2005: 3 July 2005, 53 week year). This interim report is prepared to 1 January 2006, being the first 26 weeks of the 52 week year (Fiscal Year 2005: 26 weeks of the 53 week year). For convenience purposes, the Group continues to date its interim report as of 31 December 2005.

The IFRS information for the year ended 30 June 2005 was derived from information extracted from the statutory financial statements prepared under UK GAAP and filed with the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985. The restated IFRS information for the year ended 30 June 2005 does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.

These interim accounts have been prepared in accordance with the accounting policies set out in the document entitled 'IFRS Accounting Policies', which was issued by BSkyB on 14 September 2005. These interim accounts should be read in conjunction with that document. The document can be found on our website, www.sky.com/corporate. An explanation setting out the major differences between UK GAAP and IFRS for the Group, and reconciliations of UK GAAP to IFRS for the Income Statement for the year ended 30 June 2005, Statement of Recognised Interest and Expense for the year ended 30 June 2005, Balance Sheets at 1 July 2004 and 30 June 2005 and Cash Flow Statement for the year ended 30 June 2005 can be found in the document entitled '2005 Results Restated under IFRS'. This document was published on 14 September 2005 and can be found on the Group's website, www.sky.com/corporate. Reconciliations for the interim period ended 31 December 2004 are set out in note 11.

The unaudited interim accounts for the half year ended 31 December 2005 do not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.


2   Revenue

                                       2005/06           2004/05       2004/05
                                     Half year         Half year     Full year
                                          GBPm              GBPm          GBPm
                                    (unaudited)      (unaudited)      (audited)
------------------------------       ---------        ---------        -------
DTH subscribers                          1,554            1,426          2,968
Cable subscribers                          112              109            219
Advertising                                171              159            329
Sky Bet                                    136              118            261
Sky Active                                  46               46             92
Other                                      117               99            202
                                         2,136            1,957          4,071
------------------------------       ---------        ---------        -------

3   Operating expenses

                                       2005/06          2004/05        2004/05
                                     Half year        Half year      Full year
                                          GBPm             GBPm           GBPm
                                    (unaudited)      (unaudited)      (audited)
------------------------------       ---------        ---------        -------
Programming                                810              806          1,635
Transmission and related functions          87               87            171
Marketing                                  332              264            527
Subscriber management                      215              193            385
Administration                             154              145            295
Betting                                    124              106            236
                                         1,722            1,601          3,249
------------------------------       ---------        ---------        -------

4   Taxation

Taxation recognised in the income statement

                                       2005/06          2004/05        2004/05
                                     Half year        Half year      Full year
                                        charge           charge         charge
                                          GBPm             GBPm           GBPm
                                    (unaudited)      (unaudited)      (audited)
------------------------------       ---------        ---------        -------
Current tax expense
Current year                                93               73            163
Adjustment in respect of prior
years                                        -               (8)            (8)
Total current tax                           93               65            155
------------------------------       ---------        ---------        -------
Deferred tax expense
Origination and reversal
of temporary differences                    23               32             71
Adjustment in respect of prior
years                                        -                1            (17)
Total deferred tax                          23               33             54
------------------------------       ---------        ---------        -------
Taxation                                   116               98            209
------------------------------       ---------        ---------        -------

At 31 December 2005 a deferred tax asset of GBP14 million (2004/05: half year GBP12 million; full year GBP14 million) principally arising from UK losses in the Group has not been recognised as these losses can be offset only against taxable profits generated in the entities concerned. There is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses.

A deferred tax asset of GBP64 million (2004/05: half year GBP64 million; full year GBP64 million) has not been recognised in respect of trading losses in the Group's German holding companies of KirchPayTV on the basis that it is not probable that these temporary differences will reverse.

A deferred tax asset of GBP330 million (2004/05: half year GBP450 million; full year GBP330 million) has not been recognised in respect of potential capital losses related to the Group's holding of KirchPayTV, on the basis that these temporary differences do not meet the criteria of a reversal being probable. The Group has realised and unrealised capital losses in respect of football club and other investments estimated to be in excess of GBP24 million (2004/05: half year GBP25 million; full year GBP24 million) which have not been recognised as a deferred tax asset, on the basis that it is not probable that they will be utilised.

5   Earnings per share

Basic earnings per share represents profit for the period, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group's ESOP trust during the period.

Diluted earnings per share represents the profit for the period, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group's ESOP trust during the period, plus the weighted average number of dilutive shares resulting from share options and other potential Ordinary Shares outstanding during the period.


The weighted average number of shares was:

                                       2005/06          2004/05        2004/05
                                     Half year        Half year      Full year
                                   Millions of      Millions of    Millions of
                                        shares           shares         shares
                                    (unaudited)      (unaudited)      (audited)
------------------------------       ---------        ---------        -------
Ordinary Shares                          1,849            1,939          1,917
ESOP trust Ordinary Shares                  (4)              (4)            (4)
Basic shares                             1,845            1,935          1,913
------------------------------       ---------        ---------        -------
Dilutive Ordinary Shares from
share options                                2                2              4
Diluted shares                           1,847            1,937          1,917
------------------------------       ---------        ---------        -------

The calculation of diluted earnings per share excludes 34 million share options (2004/05: half year 41 million; full year 37 million), which could potentially dilute earnings per share in the future, because they were anti-dilutive for the period since the expected future proceeds from the options exceeded the average fair value of shares during the period.


6   Equity dividends

                                       2005/06          2004/05        2004/05
                                     Half year        Half year      Full year
                                          GBPm             GBPm           GBPm
                                    (unaudited)      (unaudited)      (audited)
------------------------------       ---------        ---------        -------
2004/05 Interim dividend paid:
4.0p per Ordinary Share                      -                -             77
2004/05 Final dividend paid:
5.0p per Ordinary Share
(2003/04: 3.25p)                            92               63             63
                                            92               63            140
------------------------------       ---------        ---------        -------

The proposed interim dividend for the half year ended 31 December 2005 of 5.5 pence per Ordinary Share, was approved by the Directors, and was recognised as a GBP100 million liability, on 31 January 2006. It will be paid on 25 April 2006 to shareholders of record on 31 March 2006.

The ESOP has waived its rights to dividends.


7   Reconciliation of movement in shareholders' equity

                                   Capital                                                              Total
              Share     Share   redemption   Special      ESOP    Merger   Hedging   Retained   shareholders'
            capital   Premium      reserve   reserve   reserve   reserve   reserve   earnings          equity
               GBPm      GBPm         GBPm      GBPm      GBPm      GBPm      GBPm       GBPm            GBPm
---------   -------   -------   ----------   -------   -------   -------   -------   --------   -------------

At 1 July
2004            971     1,437            -        14       (30)      222        (1)    (2,447)            166
Share
buyback         (37)        -           37         -         -         -         -       (416)           (416)
Recognition
and
transfer
of cash
flow
hedges            -         -            -         -         -         -       (18)         -             (18)
Share-based
payments          -         -            -         -        (2)        -         -         17              15
Tax on
items
taken
directly
to equity         -         -            -         -         -         -         5         (3)              2
Profit for
the year          -         -            -         -         -         -         -        578             578
Dividends         -         -            -         -         -         -         -       (140)           (140)
At 1 July
2005            934     1,437           37        14       (32)      222       (14)    (2,411)            187
Share
buyback         (23)        -           23         -         -         -         -       (240)           (240)
Recognition
and
transfer
of cash
flow
hedges            -         -            -         -         -         -         1          -               1
Share-based
payments          -         -            -         -        15         -         -          1              16
Tax on
items
taken
directly
to equity         -         -            -         -         -         -         -         (2)             (2)
Profit for
the period        -         -            -         -         -         -                  274             274
Dividends         -         -            -         -         -         -                  (92)            (92)
At 31
December
2005            911     1,437           60        14       (17)      222       (13)    (2,470)            144
---------   -------   -------   ----------   -------   -------   -------   -------   --------   -------------

The period from 1 July 2004 to 30 June 2005 is audited. The period from 1 July 2005 to 31 December 2005 is unaudited.

Share option schemes

At 31 December 2005, the Group's ESOP held 2,991,441 Ordinary Shares in the Company at an average cost of GBP5.79 per share. During the period, 2,617,771 shares were utilised relating to the exercise of Long Term Incentive Plan, Equity Bonus Plan, Key Contributor Plan, Executive Share Option Scheme and Sharesave Scheme awards.

Purchase of own shares

On 12 November 2004, the Company's shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 97 million Ordinary Shares. On 4 November 2005, the Company's shareholders approved a resolution at the Annual General Meeting for the Company to further purchase up to 92 million Ordinary Shares. Under the former resolution, during the year ended 30 June 2005, the Company purchased, and subsequently cancelled, 74 million Ordinary Shares at an average price of 560 pence per share, with a nominal value of GBP37 million, for a consideration of GBP416 million. This represents 4% of called-up share capital at the beginning of the year. During the half year ended 31 December 2005 the Company purchased, and subsequently cancelled, 45 million Ordinary Shares at an average price of 528 pence per share, with a nominal value of GBP23 million, for a consideration of GBP240 million. This represents 2% of called-up share capital at the beginning of the half year period under review.


8   Notes to consolidated cash flow statement

a) Reconciliation of profit before taxation to cash generated from operations

                                            2005/06       2004/05     2004/05
                                          Half year     Half year   Full year
                                               GBPm          GBPm        GBPm
                                         (unaudited)   (unaudited)   (audited)
-------------------------------------    ----------    ----------    --------
Profit before taxation                          390           343         787
Adjustments for:
Depreciation of property, plant and
equipment                                        36            20          47
Amortisation of intangible assets                20            28          45
Loss on disposal of property, plant
and equipment                                     -             -           2
Profit on disposal of joint venture               -            (9)         (9)
Net finance costs                                31            30          58
Share of results of joint ventures and
associates                                       (7)           (8)        (14)
                                                470           404         916
-------------------------------------    ----------    ----------    --------
(Increase) decrease in trade and other
receivables                                     (54)          (13)         34
(Increase) decrease in inventories             (211)          275          28
Increase (decrease) in trade and other
payables                                        312          (248)        (67)
(Decrease) increase in provisions                (7)            -          12
Decrease (increase) in derivative
financial instruments                             4           (11)         66
Cash generated from operations                  514           407         989
-------------------------------------    ----------    ----------    --------



b) Analysis of movements in net debt

               As at 1 July        Cash    Non-cash   As at 1 July          Cash      Non-cash  At 31 December
                       2004   movements   movements           2005     movements     movements            2005
                       GBPm        GBPm        GBPm           GBPm          GBPm          GBPm            GBPm
                   (audited)   (audited)   (audited)      (audited)   (unaudited)   (unaudited)     (unaudited)
--------------     --------    --------   ---------       --------     ---------     ---------      ----------
Cash and cash
equivalents             513         (11)          1            503           386             -             889
Short-term
deposits                134          60           -            194           570             -             764
                        647          49           1            697           956             -           1,653
--------------     --------    --------   ---------       --------     ---------     ---------      ----------
Borrowings             (958)          -         (24)          (982)       (1,014)          (32)         (2,028)
Borrowings-
related
derivative
financial
instruments             (99)          -          (4)          (103)            -            20             (83)

Net debt               (410)         49         (27)          (388)          (58)          (12)           (458)
--------------     --------    --------   ---------       --------     ---------     ---------      ----------

On 20 October 2005, the Group issued guaranteed notes (the "new notes") consisting of US $750 million aggregate principal amount of notes paying 5.625% interest and maturing on 15 October 2015, US $350 million aggregate principal amount of notes paying 6.500% interest and maturing on 15 October 2035 and GBP400 million aggregate principal amount of notes paying 5.750% interest and maturing on 20 October 2017. The new notes are carried in the balance sheet at GBP1,024 million at 31 December 2005.

In accordance with the Group's treasury policy, various cross-currency swap agreements have been entered into to swap the Group's exposure from the new notes into pounds sterling. In addition, the Group has entered into pound sterling interest rate swap agreements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount. The total fair value of new cross-currency swap and interest rate swap agreements associated with the new notes carried on the balance sheet at 31 December 2005 is GBP10 million.

9   Other matters

Events after the balance sheet date

On 21 October 2005, Sky Broadband Services Limited ("Sky Broadband"), a subsidiary of British Sky Broadcasting Group plc, made a recommended cash offer for the entire issued and to be issued share capital of Easynet Group plc ("Easynet"). On 6 January 2006, the offer was declared unconditional in all respects. On 12 January 2006, Sky Broadband had received valid acceptances of the offer in respect of more than nine-tenths in value of Easynet shares to which the offer related and implemented the procedure set out in sections 428 to 430F of the Companies Act 1985 to acquire compulsorily those shares which had not been assented to the offer. As of 31 January 2006, Sky Broadband has acquired or received valid acceptances under the offer for 99% of the existing issued share capital of Easynet.

Contingent liabilities

The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel
(UK), Paramount UK and National Geographic Channel UK.

The Directors do not expect any material loss to arise from the above contingent liabilities.

Contingent assets

Under the terms of one of the Group's channel distribution agreements, British Sky Broadcasting Limited is entitled to receive a payment (unless the agreement is terminated due to the default of the Group), between July and September 2006, equal to a proportion of the fair value of certain of the channels under that distribution agreement. The fair value of the channels is to be determined at the earlier of contract termination and 30 June 2006. Accordingly, it is not yet possible to determine the value of the payment to be received.

The Group has served a claim for a material amount against an information and technology services provider, which provided services to the Group as part of the Group's investment in Customer Relationship Management ("CRM") software and infrastructure. The amount that will be recovered by the Group will not be finally determined until resolution of the claim.

Changes in estimates

There have been no material changes in estimates of amounts reported in the six months ended 31 December 2005 or in the year ended 30 June 2005.

10  Regulatory update

European Commission Investigation - Football Association Premier League Limited ("FAPL")

The European Commission's investigation into the FAPL's joint selling of exclusive broadcast rights to football matches is close to being concluded: the Commission published a notice on 30 April 2004 inviting third party comments on its intention to adopt a decision, making commitments offered by the FAPL legally enforceable and to close its file. Among other things, these commitments addressed the next auction of rights by the FAPL for the 2007/08 and subsequent seasons and included a commitment that no single broadcaster would be able to buy all of the packages of live rights.

In November 2005 the Commission announced that it had received improved commitments from the FAPL and that these revised commitments addressed points raised in the public consultation, including: specifying the precise terms of the "no single buyer" rule and the conduct of the auction process; the creation of more evenly balanced packages of rights; and increasing the availability of rights to broadcast via mobile phones.

The Commission has stated that it will prepare a draft decision rendering the revised commitments legally binding. This will be sent to the competition authorities of Member States for consultation, following which the Commission will issue a final decision, no later than the first quarter of 2006.

The Commission confirmed in 2004 in a "comfort letter" that, on the basis of performance by the Group of certain commitments given by the Group to the Commission, it has fully and finally settled the Commission's other investigations in connection with the Group's bids for all rights in relation to FAPL matches throughout the 2004/05 to 2006/07 FAPL seasons and any resulting agreements between the Group and FAPL.

European Commission Sector Inquiry - "New Media" Sports Rights

In September 2005, the European Commission published its concluding report on its sector inquiry into the provision of audio-visual content from sports events over 3G networks, which it had initiated in January 2004.

The European Commission has identified a number of commercial practices which it considers raise competition concerns in relation to the availability of mobile sports content and on which it states that it will focus in the future. Among others, these include: (i) the sale of what the European Commission considers to be bundled audiovisual rights for various retail platforms to one or a few operators, in relation to which the European Commission has said that it will target situations where rights to premium sports remain under-exploited through such bundled sale of rights and subsequent warehousing of rights by powerful operators; and (ii) restricting the length and timing of 3G transmissions of sports coverage, which the European Commission considers may have a negative impact on the value of 3G rights and the take-up of 3G sports services by consumers.

The European Commission has stated that it will take account of the findings of the sector inquiry in future proceedings in this area. It has also stated that it will further review, together with the relevant national competition authorities of Member States, potentially harmful situations identified during the sector inquiry, and that procedures will be initiated in cases where behavior is not adjusted to comply with the requirements of competition law.

The European Commission has not announced any proceedings arising from situations identified in the sector inquiry or publicly indicated which individual companies might be the subject of proceedings. At this stage, the Group is unable to determine whether the European Commission's concluding report or any subsequent proceedings might have a material effect on the Group.

Ofcom review of conditional access guidelines

In May 2005, the Office of Communications ("Ofcom") initiated a review of its guidelines entitled "The pricing of conditional access services and related issues". These guidelines, which were originally adopted by the Office of Telecommunications (Oftel) in May 2002, set out Ofcom's policy towards the regulation of the supply of conditional access (and access control) services (including the structure of tariffs charged for such services).

In November 2005, Ofcom published a consultation document as part of this review entitled "Provision of Technical Platform Services - a consultation on proposed guidance as to how Ofcom may interpret the meaning of "fair, reasonable and non-discriminatory" and other regulatory conditions when assessing charges and terms offered by regulated providers of Technical Platform Services". The deadline for comments on this consultation document is 1 February 2006. The Group is co-operating with this review and at this stage, is unable to determine whether the review will have a material effect on the Group.

11  UK GAAP to IFRS reconciliations

The following is a summary of the effects of the adjustments from UK GAAP to IFRS for the half year ended 31 December 2004. An explanation of the major differences between UK GAAP and IFRS for the Group is included in the document entitled '2005 Results Restated under IFRS'. This document was published on 14 September 2005 and can be found on the Group's website, www.sky.com/corporate.


                                                                       2004/05
                                                                     Half year
                                                                          GBPm
                                                                    (unaudited)
------------------------------------------------------               ---------
Profit for the period under UK GAAP                                        154
Adjustments:
Goodwill amortisation                                                       57
Profit on disposal of joint venture                                         32
Financial instruments and hedge accounting                                  10
Share-based payments                                                        (6)
Tax impact of IFRS adjustments                                              (2)
Profit for the period under IFRS                                           245
------------------------------------------------------               ---------

                                                                   31 December
                                                                          2004
                                                                          GBPm
                                                                    (unaudited)
------------------------------------------------------               ---------
Shareholders' equity under UK GAAP                                          83
Adjustments:
Goodwill amortisation                                                       57
Deferred taxation                                                           10
Share-based payment                                                         19
Financial instruments and hedge accounting                                 (36)
Joint ventures                                                               3
Dividend accrual                                                            77
Shareholders' equity under IFRS                                            213
------------------------------------------------------               ---------

There were no material adjustments to the cash flow statement for the half year ended 31 December 2004.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 1 February 2006                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary